**NetWire LLC**
**Balance Sheet**
**(Unaudited)**

|  | December 31, 2022 |
|---|---|
| ASSETS |  |
| Cash | $                    - |
| Total current assets | - |
| Total assets | $                    - |
|  |  |
| LIABILITIES AND MEMBERS' EQUITY | - |
| Total current liabilities |  |
| Commitments and contingencies | - |
| Common Units, no par value;11,911,765 units issued and outstanding |  |
| Members' equity | 1,300,000 |
| Accumulated deficit | (1,300,000) |
| Total members' equity | - |
| Total liabilities and members' equity | $                    - |